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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D


                    Under the Securities Exchange Act of 1934
                              (Amendment No. ___)*

                          Tech Electro Industries, Inc.
                          ----------------------------
                                (Name of Issuer)

                                  COMMON STOCK
                          ----------------------------
                         (Title of Class of Securities)

                                   0008782401
                                  -------------
                                 (CUSIP Number)

                                   Mee Mee Tan
                    Tech Electro Industries, Incorporated
                        477 Madison Avenue, 24th Floor
                               New York, NY 10022
                                  (212) 583-0900
          -----------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                November 18, 1998
          -----------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box.

Check the following box if a fee is being paid with the statement

[ X ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                                                SEC 1746 (12-91)

                             SCHEDULE 13-D

CUSIP No. 000 878-24-01                                        Page 2 of 6 Pages
___________________________________________________________________________
(1)   Name of Reporting Person
      S.S. or I.R.S. Identification No. of Above Person):

      Sadasuke Gomi
___________________________________________________________________________
(2)   Check the Appropriate Box if a Member of a Group*
                                                            (a) [X]
                                                            (b) [ ]
___________________________________________________________________________
(3)   SEC Use Only

___________________________________________________________________________
(4)   Source of Funds*
      00
___________________________________________________________________________
(5)   Check Box if Disclosure of Legal Proceedings is Required Pursuant
      to Items 2(d) or 2(e):
                                              N/A
___________________________________________________________________________
(6)   Citizenship or Place of Organization:
      Japanese
___________________________________________________________________________
Number of Shares      (7)  Sole Voting Power:        2,150 Shares of Common
Beneficially Owned                                   Stock (see response to
by Each Reporting                                    item 5(a))
Person With:
                      (8)  Shared Voting Power:      385,000

                      (9)  Sole Dispositive Power:   2,150 Shares of Common
                                                     Stock (see response to
                                                     item 5(a))

                     (10)  Shared Dispositive Power: 385,000
___________________________________________________________________________
(11)  Aggregate  Amount Beneficially Owned by Each Reporting Person:
      387,150  Shares of Common Stock (see response to Item 5(a))
___________________________________________________________________________
(12)  Check box if the Aggregate Amount in Row (11) Excludes Certain Shares*

___________________________________________________________________________
(13)  Percent  of Class Represented by Amount in Row (11):
      8.3%
___________________________________________________________________________
(14)  Type  of  Reporting  Person*
      IN
___________________________________________________________________________
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 000 878-24-01                                        Page 3 of 6 Pages


Item 1.           Security and Issuer.

                  Securities:
                  -----------
                  Common Stock, no par value ("Common Stock")



                  Issuer:  Tech Electro Industries, Inc.
                           477 Madison Avenue, 24th Floor
                           New York, NY 10022

Item 2.           Identity and Background.

                  Information as to the Reporting Person
                  --------------------------------------
                  Name:    Sadasuke Gomi


                  Address: 1946 Selby Avenue, #305
                           Los Angeles, CA 90025

                  Principal Business:  Director of Tech Electro
                                       Industries, Inc. and an investor.

                  (a) The reporting person has not, during the last five years, been convicted in a criminal proceeding.

                  (b) The reporting person has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which it was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

                  (c)      Citizenship:  Japan


Item 3.           Source and Amount of Funds or Other Consideration.

                  The reporting person acquired 2,150 shares from the Issuer as consideration for services rendered to Issuer and in lieu of other compensation.

CUSIP No. 000 878-24-01                                        Page 4 of 6 Pages




Item 4.           Purpose of Transaction.

                  The reporting person acquired 2,150 shares from the Issuer as consideration for services rendered to Issuer and in lieu of other compensation.


Item 5.           Interest in Securities of Issuer.

                  (a) The Reporting Person directly holds 2,150 shares of Common Stock and indirectly holds 205,000 shares of Common Stock and Options to acquire 180,000 shares of Common Stock. All indirectly held Common Shares and Options are owned by Fleet Security Investments Limited of which the Reporting Person is a director and controlling shareholder. Based on public filings of the Issuer, the Reporting Person believes this sum represents 8.3% of the Common Stock of the Issuer outstanding as of January 6, 1999.

                           In conformance with Section 13(d) under the Securities Exchange Act of 1934, as amended, and Rule 13d promulgated thereunder, the Reporting Person has reported all its ownership interest based on both shares of Common Stock directly owned by the
                           Reporting Person and shares of Common Stock underlying securities which are exercisable or convertible within 60 days of the date of this Schedule.

                  (b) The Reporting Person and Placement and Acceptance, Inc. of which the Reporting Person is an officer, director and controlling shareholder, share voting and dispositive power over 75,000 shares of Common Stock and 100,000 Options.
                  (b) The Reporting Person shares voting and dispotive power over 205,000 shares of Common Stock and 180,000 Options reported herein with Fleet Security Investments Limited of which the Reporting Person is a Director and a controlling Shareholder.
                  (c) The reporting person acquired 2,150 shares from the Issuer as consideration for services rendered to Issuer and in lieu of other compensation.

CUSIP No. 000 878-24-01                                        Page 5 of 6 Pages


                  (d)      Not applicable.

                  (e)      Not applicable.


Item 6.           Contracts, Arrangements, Understandings or
                  Relationships With Respect to Securities of the Issuer.

                  N/A


Item 7.           Material to be Filed as Exhibits.

                  Exhibit A -       none.

CUSIP No. 000 878-24-01                                        Page 6 of 6 Pages



Signature

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



November 18, 1998                              /s/ Sadasuke Gomi
-----------------                             -----------------------
Date                                          Sadasuke Gomi